AMENDMENT NO. 13

TO ADMINISTRATIVE SERVICES AGREEMENT

(Thrivent Series Fund, Inc.)

Thrivent Financial for Lutherans (“TFL”) and Thrivent Series Fund, Inc. (the “Corporation”) hereby agree that, effective January 1, 2024, the first sentence of Item 3 of Administrative Services Agreement, dated January 1, 2009, as amended, between TFL and the Corporation (the “Agreement”), is hereby amended to read as follows:

For receiving Services under this Agreement, whether such Services are provided by TFL, its affiliates or other vendors, the Corporation will pay TFL an annual fee (the “Fee”) equal to (a) 0.017 percent (0.017%) of each Fund’s average annual daily net assets (the “Variable Portion”), plus (b) a fixed fee of $80,000 per Fund.

THRIVENT SERIES FUND, INC.

By:	/s/ Michael W. Kremenak
Michael W. Kremenak
President

THRIVENT FINANCIAL FOR LUTHERANS

By:	/s/ Sarah L. Bergstrom
Sarah L. Bergstrom
Vice President, Chief Financial Officer/Treasurer – Mutual Funds